SECUR 11015055 MISSION

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SEC MAIL PROCESSING SECTION
RECEIVED
JAN 31 2011
D.C. 211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 66515

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING DECEMBER 1, 2009 (MM/DD/YY) AND ENDING NOVEMBER 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

SAMURAI TRADING, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 MADISON AVENUE SUITE 5W
(No. And Street)

NEW YORK,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER CARROLL (646) 765-4704
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

2/10

OATH OR AFFIRMATION

I, **CHRISTOPHER CARROLL**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **SAMURAI TRADING, LLC**, as of **NOVEMBER 30, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ERNESTO NEGRON
Notary Public, State of New York
No. 01NE6067764
Qualified in New York County
Commission Expires Dec. 17, 2013

Notary Public

Signature

MANAGING MEMBER
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

John Fulvio, CPA
Susan E. Van Velson, CPA
Christian Tiriolo, CPA
Kenneth S. Werner, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Member of
Samurai Trading, LLC:

We have audited the accompanying statement of financial condition of Samurai Trading, LLC (the "Company") as of November 30, 2010, and the related statements of operations, changes in member's capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Samurai Trading, LLC as of November 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fulvio + Associates, L.L.P.

New York, New York
January 20, 2011

SAMURAI TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2010

ASSETS

Cash	$	163,889
Receivable from clearing broker		496,993
Other asset		1,400
TOTAL ASSETS	$	662,282

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	$	-
Member's capital		662,282
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	662,282

The accompanying notes are an integral part of these financial statements.

SAMURAI TRADING, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED NOVEMBER 30, 2010

REVENUES:	
Net trading income	$ 25,046
Dividends	1,077
Interest	29,554
Other income	971
TOTAL REVENUES	56,648
EXPENSES:	
Interest	30,122
Short dividends	1,597
Brokerage, execution and clearance	6,491
Regulatory and exchange fees	24,857
Professional fees	37,634
Other	573
TOTAL EXPENSES	101,274
NET LOSS	$ (44,626)

The accompanying notes are an integral part of these financial statements.

SAMURAI TRADING, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED NOVEMBER 30, 2010

Member's Capital at December 1, 2009	$	523,732
Member's Contributions		183,176
Net Loss		(44,626)
Member's Capital at November 30, 2010	$	662,282

The accompanying notes are an integral part of these financial statements.

SAMURAI TRADING, LLC
STATEMENT OF CHANGES IN CASH FLOWS
FOR THE YEAR ENDED NOVEMBER 30, 2010

Cash flows from operating activities:		
Net loss		$ (44,626)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Receivable from clearing broker	$ 303,628	
Securities owned, at fair value	25,625	
Increase (decrease) in operating liabilities:		
Securities sold, but not yet purchased, at fair value	(303,983)	
Net adjustments		25,270
Net Cash Used in Operating Activities		(19,356)
Cash flows from financing activities:		
Member's contributions		183,176
NET INCREASE IN CASH		$ 163,820
Cash at December 1, 2009		69
Cash at November 30, 2010		$ 163,889

Supplementary Disclosure of Cash Flow Information:

Cash paid during the period for interest	$ 30,122

The accompanying notes are an integral part of these financial statements.

NOTE 1 - GENERAL

Organization and Nature of Business:

Samurai Trading, LLC (the "Company") was organized in the State of Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Arca-X ("ARCA"), the Chicago Board of Options Exchange ("CBOE"), the NASDAQ Stock Market ("NASDAQ"), BATS Z- Exchange, Inc. ("BATS") and the Pacific Stock Exchange ("PCX") acting as an options principal market-maker. The Company operates off the floor of these various exchanges trading in a variety of options as well as the underlying equities.

The Company is solely owned by one member- Christopher Carroll.

The Company's depository and clearing functions are handled by another broker-dealer pursuant to a clearance agreement with that broker-dealer.

The books and records of the Company are kept on an accrual basis and follow trade-date accounting in accordance with accounting principles generally accepted in the United States of America.

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles general accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

The Company's trading activities include short sales of equity securities, as well as the writing of stock options having various expiration dates. Subsequent market fluctuations may require purchasing the securities at prices that may differ from the fair value reflected on the statement of financial condition. In most cases, the Company limits its risks by holding offsetting security or option positions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fair value measurement – definition and hierarchy: On January 1, 2008, the Company adopted Accounting Standards Codification ASC 820, *Fair Value Measurements and Disclosure* ("ASC 820"). ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a classification hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The classification hierarchy is broken down into three levels:

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 1 – Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted. Since measurements are based solely on quoted prices that are readily and regularly available in an active market, valuation of Level 1 instruments does not entail a significant degree of judgment by the Company.

Level 2 – Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

Level 3 – Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

Valuation techniques – Equity securities and options on equity securities: The Company values investments in equity securities and options on equity securities and those same types of securities sold short, but not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. No investments were held as of November 30, 2010.

NOTE 3 - INCOME TAXES

Since the Company is considered a "disregarded entity" for income tax purposes, no provision for income taxes is made at the Company's level.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital, as defined and that aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined. At November 30, 2010, the Company's net capital and excess net capital were $660,882 and $560,882, respectively.

NOTE 5 - SIGNIFICANT GROUP CONCENTRATION OF CREDIT RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failures of the other party to a transaction to perform (credit risk) exceed the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the counter party with which it conducts business.

NOTE 6 - DERIVATIVE FINANCIAL INSTRUMENTS

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risks in excess of that presented in the statement of financial condition. These instruments include puts and calls written on stock, and obligation arising from securities sold, but not yet purchased. The Company's activities include the purchase and sale of derivative financial instruments in the form of equity and index options. These derivatives are used for trading purposes and for managing risks associated with the portfolio of securities. The Company's core trading positions involve risk-defined hedged strategies. Accordingly, management believes that any risk is significantly minimized through its hedging strategies. All positions are reported at fair value and any change in fair value is reflected in the accompanying statement of operations as gain or loss as it occurs. All derivative gain or loss resulting from equity positions is reported in net trading income (loss).

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company uses systems, software, equipment and office space that are under the control or ownership of an affiliated entity, Samurai E.C., LLC. Samurai E.C., LLC is owned by the Company's sole member. The Company pays a fee for the usage of these items in amounts determined by both parties. During the year ending November 30, 2010, the Company paid approximately $30,000 to this related party in connection with its usage of these items.

NOTE 8 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through January 20, 2011, which is the date the financial statements were available to be issued, and no events have been identified which have been deemed material.

SUPPLEMENTARY INFORMATION

SAMURAI TRADING, LLC
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
AS OF NOVEMBER 30, 2010

Computation of net capital:	
Member's capital	$ 662,282
Less nonallowable assets:	
Other asset	1,400
Net capital	$ 660,882
Minimum net capital required	100,000
Net capital in excess of minimum requirements	$ 560,882

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

SAMURAI TRADING, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
FOR THE YEAR ENDED NOVEMBER 30, 2010

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITORS

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSIONS RULE 17a-5

To the Member of
Samurai Trading, LLC:

In planning and performing our audit of the financial statements and supplementary information of Samurai Trading, LLC (the "Company") as of and for the year ended November 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at November 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Fulvio + Associates, L.L.P.

New York, New York
January 20, 2011

SAMURAI TRADING, LLC

AUDITED FINANCIAL STATEMENTS

NOVEMBER 30, 2010

SAMURAI TRADING, LLC

REPORT PURSUANT TO RULE 17a-5(d)

NOVEMBER 30, 2010

SAMURAI TRADING, LLC
FINANCIAL STATEMENTS
NOVEMBER 30, 2010

CONTENTS

SAMURAI TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2010

ASSETS

Cash	$	163,889
Receivable from clearing broker		496,993
Other asset		1,400
TOTAL ASSETS	$	662,282

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	$	-
Member's capital		662,282
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	662,282

The accompanying notes are an integral part of this financial statement.

SAMURAI TRADING, LLC
NOTES TO FINANCIAL STATEMENT
NOVEMBER 30, 2010

NOTE 1 - GENERAL

Organization and Nature of Business:

Samurai Trading, LLC (the "Company") was organized in the State of Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Arca-X ("ARCA"), the Chicago Board of Options Exchange ("CBOE"), the NASDAQ Stock Market ("NASDAQ"), BATS Z- Exchange, Inc. ("BATS") and the Pacific Stock Exchange ("PCX") acting as an options principal market-maker. The Company operates off the floor of these various exchanges trading in a variety of options as well as the underlying equities.

The Company is solely owned by one member- Christopher Carroll.

The Company's depository and clearing functions are handled by another broker-dealer pursuant to a clearance agreement with that broker-dealer.

The books and records of the Company are kept on an accrual basis and follow trade-date accounting in accordance with accounting principles generally accepted in the United States of America.

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles general accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

The Company's trading activities include short sales of equity securities, as well as the writing of stock options having various expiration dates. Subsequent market fluctuations may require purchasing the securities at prices that may differ from the fair value reflected on the statement of financial condition. In most cases, the Company limits its risks by holding offsetting security or option positions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fair value measurement – definition and hierarchy: On January 1, 2008, the Company adopted Accounting Standards Codification ASC 820, *Fair Value Measurements and Disclosure* ("ASC 820"). ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a classification hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The classification hierarchy is broken down into three levels:

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 1 – Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted. Since measurements are based solely on quoted prices that are readily and regularly available in an active market, valuation of Level 1 instruments does not entail a significant degree of judgment by the Company.

Level 2 – Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

Level 3 – Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

Valuation techniques – Equity securities and options on equity securities: The Company values investments in equity securities and options on equity securities and those same types of securities sold short, but not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. No investments were held as of November 30, 2010.

NOTE 3 - INCOME TAXES

Since the Company is considered a "disregarded entity" for income tax purposes, no provision for income taxes is made at the Company's level.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital, as defined and that aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined. At November 30, 2010, the Company's net capital and excess net capital were $660,882 and $560,882, respectively.

NOTE 5 - SIGNIFICANT GROUP CONCENTRATION OF CREDIT RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failures of the other party to a transaction to perform (credit risk) exceed the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the counter party with which it conducts business.

NOTE 6 - DERIVATIVE FINANCIAL INSTRUMENTS

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risks in excess of that presented in the statement of financial condition. These instruments include puts and calls written on stock, and obligation arising from securities sold, but not yet purchased. The Company's activities include the purchase and sale of derivative financial instruments in the form of equity and index options. These derivatives are used for trading purposes and for managing risks associated with the portfolio of securities. The Company's core trading positions involve risk-defined hedged strategies. Accordingly, management believes that any risk is significantly minimized through its hedging strategies. All positions are reported at fair value and any change in fair value is reflected in the accompanying statement of operations as gain or loss as it occurs. All derivative gain or loss resulting from equity positions is reported in net trading income (loss).

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company uses systems, software, equipment and office space that are under the control or ownership of an affiliated entity, Samurai E.C., LLC. Samurai E.C., LLC is owned by the Company's sole member. The Company pays a fee for the usage of these items in amounts determined by both parties. During the year ending November 30, 2010, the Company paid approximately $30,000 to this related party in connection with its usage of these items.

NOTE 8 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through January 20, 2011, which is the date the financial statements were available to be issued, and no events have been identified which have been deemed material.

SAMURAI TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2010

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Member of
Samurai Trading, LLC:

We have audited the accompanying statement of financial condition of Samurai Trading, LLC (the "Company") as of November 30, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Samurai Trading, LLC as of November 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
January 20, 2011